

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 26, 2007

Mr. Michael A. Cederstrom
Chief Financial Officer
TX Holdings, Inc.
1701 North Judge Ely Blvd. # 6420
Abilene, TX 79601

      Re: **TX Holdings, Inc.**
               Form 10-K for the Fiscal Year Ended September 30, 2006
               Filed March 23, 2007
               Form 10-QSB/A for the Interim Period Ended March 31, 2007
               Filed May 14, 2007
               File No. 000-32335

Dear Mr. Cederstrom:

      We have reviewed your Form 10-KSB for the Fiscal Year Ended September 30, 2006 and your amended Form 10-QSB for the Interim Period Ended March 31, 2007 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended September 30, 2006

General

1.   Where comments on one section or document impact parallel disclosure in
        another, make corresponding changes to all affected sections and documents.

Description of Business, page 6

2.   We note your disclosure in which you state that you acquired oil and gas leases
        and began development of oil and gas producing operations as of April 11, 2006.
        It is our understanding that you have acquired working interests in leases that are
        not currently producing. In addition, you do not report proved reserves for your
        interest in these oil and gas leases. Please revise your disclosure to provide a
        clear and accurate description of your current operations.

Management's Discussion and Analysis or Plan of Operations, page 32

3.   We note you make a number of statements regarding your future operations,
        although without clear substantiation. Please expand your disclosures to discuss
        the basis for the beliefs you express in following assertions, and any similarly
        optimistic views.

        • "The Company believes it will begin oil production in 2007."
        • "The Company believes that it will have in excess of 100 wells in operation,
          each with estimated potential to produce 2 to 12 barrels per day (bbls) once
          proper techniques are utilized."
        • "The Company believes it could be profitable at approximately 2000 bbls of oil
          produced per day."

Liquidity, page 33

4.   We note your auditor's report includes an explanatory paragraph indicating there
        is substantial doubt about your ability to continue as a going concern. Please
        disclose under this heading details of your financial difficulties underlying the
        view that there is substantial doubt about your ability to continue as a going
        concern, and your plans to overcome these difficulties, to comply with FRC
        Section 607.02.

Financial Statements, page 34

Report of Independent Registered Public Accounting Firm, page 36

5.   We note that your auditors have not extended audit coverage to your cumulative financial information, covering the period from October 1, 2004 (inception of development stage) to September 30, 2006. If this information is unaudited, you will need to revise your financial statements to label all of the cumulative data as unaudited. Otherwise, please obtain and file an audit report from the auditors including specific reference to the cumulative information.

Note 1 – Summary of Significant Accounting Policies and Activities, page 42

Historical Business Activities, page 42

6.   We note you sold a 67.7% interest in Freedom Homes Inc. and wrote off your remaining 32.3% interest in this entity in 2005. Please expand your disclosure to indicate the consideration received in the sale, the carrying value of the net assets of Freedom Homes Inc. prior to and after the sale, and the nature of operations of this subsidiary at the time of the sale.

7.   In order for the sale of Freedom Homes Inc. to be reported as discontinued operations you must meet the conditions set forth in paragraph 42 of SFAS 144. Please explain to us how you have met these conditions given that you continue to hold a 32.3% interest in the entity subsequent to the sales transaction. If you are able to support the characterization, comply fully with the disclosure requirements outlined in paragraph 47 of SFAS 144.

Development Stage Company, page 42

8.   You indicate on pages 38, 39 and 40 that you were a development stage enterprise on October 1, 2004. However, at Note 1 you disclose that you did not begin to transition from the real estate business to the oil and gas exploration and production business until 2005, and that you did not acquire your first working interest in an oil and gas property until 2006. On page 32 you state that you announced your plans to change your business direction in December 2004. Please clarify within your disclosures the date you ceased your former operations and entered into the development stage. Your rational for identifying October 1, 2004 as the inception date should be clear.

Property and Equipment, page 43

9.   In the third to last paragraph of your property and equipment accounting policy note disclosure you refer to ERHC. Please disclose the full name of this entity.

Note 3 – Deposits for Oil and Gas Property Acquisition, page 46

10.   Please revise your disclosure to indicate that you entered into an agreement to acquire a 60% working interest in a property identified as Contract Area #1 on November 1, 2006, rather than November 1, 2007, if true.

11.   We note that in 2006 you acquired working interests in the Parks and Williams leases. Please expand your disclosure to describe the assets acquired, the consideration paid and any contingencies or commitment specified in the acquisition agreements.

Note 4 – Discontinued Operations, page 47

Note 7 – Stockholders' Equity, page 48

Preferred Stock, page 48

12.   We note your disclosure indicating that in 2006 you issued shares of preferred stock to your president in lieu of paying him a salary; also indicating these shares give him complete control over every decision made by you. Please disclose the pertinent rights and privileges of these preferred shares as required by paragraph 4 of SFAS 129. In addition, disclose how you determined the value assigned to these securities, and the reasons you believe he was entitled to half ownership of the company.

Stock Options and Warrants, page 50

13.   Please disclose the method and significant assumptions used to estimate the fair value of the warrants granted during the periods presented.

14.   We note that you granted warrants that include a feature that allows you to call the warrants on or after a specified date to the extent your stock price has reached a certain threshold over a number of trading days. Please disclose whether this feature provides you the option to require the warrant holders to exercise their warrants, or whether this feature allows you to repurchase the warrants for cash or some other form of consideration. In addition, please indicate whether it is you or the warrant holders having the right to enact this callable feature, once the required time has passed and stock performance measure has been met.

Controls and Procedures, page 52

15.   We note your discussion of management's assessment of the effectiveness of your internal controls over financial reporting. However, Item 307 of Regulation S-B requires your officers to evaluate the effectiveness of your disclosure controls and procedures and to disclose their conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Further, Item 308(c) of Regulation S-B requires that you disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Please comply with these disclosure requirements.

16.   We note that in conjunction with your assessment of the effectiveness of your internal controls over financial reporting, you identified material weaknesses. Please disclose in greater detail the nature of each material weakness identified; including the effects on your financial reporting, dates each material weakness first began, specific steps you have taken to remediate them, and when you expect these matters to be resolved.

Form 10-QSB/A for the Interim Period Ended March 31, 2007

Financial Statements, page 3

Note 1 – Summary of Significant Accounting Policies and Activities, page 7

Recently Issued Accounting Standards, page 10

17.   We note your disclosure indicating you are assessing the impact the adoption of SFAS 123R will have on your financial statements. You were required to adopt this standard on October 1, 2006. Please revise your interim financial statements to comply with the accounting and disclosure requirements of SFAS 123R.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Mr. Michael A. Cederstrom
TX Holdings, Inc.
July 26, 2007
Page 6

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing."]

        You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief